UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)*


                                MERCHANTS GROUP, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                        Common Stock, $.01 Par Value Per Share
          _________________________________________________________________
                            (Title of Class of Securities


                                     588539-10-6
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    July 14, 1999
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 4

          CUSIP NO. 588539-10-6

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Brent D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       15,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              15,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .545%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 588539-10-6

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Jane D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       20,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              20,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               20,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .727%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 588539-10-6

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       -0-
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              -0-

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

          14.  TYPE OF REPORTING PERSON*

               OO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 588539-10-6

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Citizens Growth Properties

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Ohio

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       16,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              16,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               16,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .599%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 588539-10-6

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       135,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              135,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               135,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.905%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       FORM 13D
                                   AMENDMENT NO. 4

          CUSIP NO. 588539-10-6

          INTRODUCTION

                    The ownership of Shares of Common Stock ("Shares") of Merchants Group, Inc. (the "Issuer") was reported by members of the Baird family and other persons (the "Reporting Persons") in a
          Schedule 13D filed with the Securities and Exchange Commission on February 2, 1995, as amended by Schedule 13D Amendment No. 1 filed with the Securities and Exchange Commission on March 7, 1995, Schedule 13D Amendment No. 2 filed with the Securities and Exchange Commission on March 31, 1995, and Schedule 13D Amendment No. 3 filed with the Securities and Exchange Commission on July 14, 1995 ("Amendment No. 3"). Schedule 13D, as amended, is hereby further amended to update the ownership of Shares by the Reporting Persons. Since the filing of Amendment No. 3, the total number of Shares currently owned by the Reporting Persons decreased, and the total percentage of outstanding Shares owned by the Reporting Persons increased (as a result of fewer outstanding Shares of the Issuer).

                    For those Reporting Persons whose ownership of Shares changed since the filing of Amendment No. 3, their respective cover pages are hereby amended to read as set forth in this Amendment No. 4. Item 5 is hereby amended as set forth in this Amendment No. 4. All other cover pages and items remain unchanged, and are incorporated herein by reference.

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended to read as follows:

          (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 273,600 Shares of the Issuer.

               Such Shares are held as follows:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          Aries Hill Corp.                      47,000           1.708%

          Brent D. Baird (2)                    15,000           0.545%

          Anne S. Baird
            (i)  individually                    2,000           0.073%
            (ii) as trustee f/b/o
                 Cameron D. Baird (3)              100           0.004%

          Jane D. Baird                         20,000           0.727%

          Bridget B. Baird, as
          successor trustee (4)                 14,000           0.508%

          Brian D. Baird, as
          successor trustee (5)                  1,000           0.036%

          Citizens Growth Properties            16,500           0.599%

          Susan R. O'Connor                      2,000           0.073%

          Cinnamon Investments Ltd.              7,000           0.254%

          Bruce C. Baird                         5,000           0.182%

          Cameron D. Baird                       4,000           0.145%

          David M. Stark, as
          successor trustee (6)                  2,000           0.073%

          Ruth R. Senturia                       1,000           0.036%

          First Carolina Investors             135,000           4.905%

          Belmont Contracting Co.,               2,000           0.073%
          Inc.                                  ______           ______

                                 TOTAL         273,600           9.941%

             (1) The foregoing percentages assume that the number of Shares outstanding as of June 30, 1999 is 2,752,252 Shares.

             (2) 10,000 of such shares are held individually; 5,000 by a Trubee, Collins retirement fund for his benefit.

             (3)  Cameron D. Baird is the sole beneficiary.

             (4) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated 12/23/38.

             (5) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated 2/13/22.

             (6) The family of Anne S. Baird are the beneficiaries under a testamentary trust established by the Will of Margaret S. DeMorinni.

          (b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following sale of the Shares was effected during the past sixty days:

                                                  Price/Share
                                                  (in Dollars
                                                  Commissions
           Sale In The Name             Number    not             Transaction
                  Of            Date    of        included)      Made Through
                                        Shares

          Citizens Growth     7/14/99   1,000     22 9/16      Fahnestock & Co
          Properties



          (d)  Not applicable

          (e)  Not applicable

                                      SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 16th day of July, 1999.


          FIRST CAROLINA INVESTORS, INC.


          By:  s/Brent D. Baird
               Brent D. Baird, Chairman


          CITIZENS GROWTH PROPERTIES


          By: s/Brian D. Baird
                Brian D. Baird, Secretary



          CAMERON BAIRD FOUNDATION


          By: s/Brian D. Baird
                Brian D. Baird, Trustee


          Jane D. Baird and Brent D. Baird

          By:  s/Brian D. Baird
                 Brian D. Baird, Attorney*


          * Powers of Attorney previously filed with the Securities and Exchange Commission